As filed with the Securities and Exchange Commission on June 27, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REGISTRATION STATEMENT
ON
FORM S-3
UNDER
THE SECURITIES ACT OF 1933

IRVINE SENSORS CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	33-0280334
(State or other jurisdiction of incorporation )	(I.R.S. Employer Identification Number)
3001 Redhill Avenue
Costa Mesa, California 92626
(714) 549-8211
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

JOHN J. STUART, JR.
Chief Financial Officer
Irvine Sensors Corporation
3001 Redhill Avenue
Costa Mesa, California 92626
(714) 549-8211
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Ellen S. Bancroft, Esq.
Brobeck, Phleger & Harrison LLP
38 Technology Drive
Irvine, California 92618
(949) 790–6300

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.01 par value per share	1,555,707	$1.46	$2,271,332	$209

(1)
Estimate based upon the average of the high and low sales prices of the Registrant’s Common Stock on June 25, 2002, as reported by the Nasdaq SmallCap Market, pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

1,555,707 Shares

IRVINE SENSORS CORPORATION

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of a total of 1,555,707 shares of the Common Stock of Irvine Sensors Corporation by the selling stockholders described herein. The price at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares.

Our Common Stock is quoted on the Nasdaq SmallCap Market under the symbol “IRSN” and is traded on the Boston Stock Exchange under the symbol “IRSN.” On June 26, 2002, the last reported sale price for the Common Stock on the Nasdaq SmallCap Market was $1.50 per share.

You should carefully consider the risk factors beginning on page 2 of this prospectus before purchasing any of the Common Stock offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 27, 2002.

IRVINE SENSORS CORPORATION

Irvine Sensors Corporation and its subsidiaries develop proprietary technologies to produce extremely compact packages of solid state microcircuitry. Irvine Sensors Corporation has derived most of its revenues from funded research and development conducted by its Advanced Technology Division, or ATD. Irvine Sensors Corporation also has an operating division, MicroElectronics Product Division, or MPD, which was organized to build and sell specialized stacked chip products. MPD has not been a material contributor to Irvine Sensors Corporation’s historical consolidated revenues. Irvine Sensors Corporation has also received a significant share of its consolidated revenues from one of its subsidiaries, Novalog, Inc. Other than Novalog, none of its other commercial subsidiaries has contributed material revenues or earnings to Irvine Sensors Corporation’s consolidated results.

Our principal executive offices are located at 3001 Redhill Avenue, Building 4, Costa Mesa, California 92626, and our telephone number is (714) 549-8211.

RISK FACTORS

Our future operating results are highly uncertain. Before deciding to invest in Irvine Sensors Corporation or to maintain or increase your investment, you should carefully consider the risks described below, in addition to the other information contained in this prospectus, our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and in our other filings with the Commission, including any subsequent reports filed on Forms 10-Q and 8-K. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business and results of operations. If any of these risks actually occur, our business, financial condition or results of operations could be seriously harmed. In that event, the market price for our Common Stock could decline and you may lose all or part of your investment.

If we continue to incur substantial losses, the price of our common stock will likely be materially adversely affected.    We experienced net losses of $14.6 million for the year ended September 30, 2001, $15.0 million for the year ended October 1, 2000 and $9.1 million for the year ended October 3, 1999. We also incurred a net loss of $3,675,700 in the 26 weeks ended March 31, 2002. In recent years, much of our losses were incurred as a result of our significant investments in development stage operating subsidiaries. While we have significantly reduced our investment in subsidiaries, we anticipate that we will continue to generate net losses in the future and cannot assure you that we will be able to achieve or sustain profitability on a quarterly or annual basis in the future. In addition, because a large portion of our expenses are fixed, we generally are unable to reduce expenses significantly in the short-term to compensate for any unexpected delay or decrease in anticipated revenues. As a result, we may continue to experience net losses, which would make it difficult to fund our operations and achieve our business plan, and could cause the market price of our Common Stock to decline.

If we are not able to obtain additional capital, our business, financial condition and results of operations will be materially adversely affected.    We have generated significant net

losses in recent periods, and experienced negative cash flows from operations in the amount of $10.2 million for the year ended September 30, 2001 and $1.59 million for the 26 weeks ended March 31, 2002. We anticipate that we will need to raise additional capital in the near future to fund our capital requirements. We cannot assure you that any additional capital may be available on a timely basis, on acceptable terms, or at all. Our capital requirements will depend on many factors, including:

•	our ability to control costs;

•	our ability to commercialize our technologies and achieve broad market acceptance for such technologies;

•	our ability to procure additional government research and development contracts;

•	the timing of reimbursements from government and other contracts;

•	research and development funding requirements and required investments in our subsidiaries;

•	increased sales and marketing expenses;

•	technological advancements and competitors’ response to our products;

•	capital improvements to new and existing facilities;

•	our relationships with customers and suppliers; and

•	general economic conditions including the effects of the current economic slowdown and international conflicts.

If our capital requirements are materially different from those currently planned, we may need additional capital sooner than anticipated. Additional funds may be raised through borrowings, other debt or equity financings, or the divestiture of business units or select assets. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and such securities may have rights, preferences and privileges senior to our Common Stock. Additional financing may not be available on favorable terms or at all, particularly in view of the significant decline in our market capitalization. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products, expand our sales and marketing programs, take advantage of future opportunities, or respond to competitive pressures.

If we are delisted from the Nasdaq SmallCap Market, there may not be a sufficiently liquid market for you to sell your stock.    Our Common Stock is publicly traded on the Nasdaq SmallCap Market. Among other requirements, to maintain this listing, our Common Stock must continue to trade above $1.00 per share. As of July 12, 2001, our stock had failed to meet this criterion for over 30 consecutive trading days. Therefore, in accordance with Marketplace Rule 4310(c)(8)(B), we were notified by Nasdaq that we had 90 calendar days, or until October 10,

2001 to regain compliance with this Rule by reestablishing a trading price of $1.00 per share or greater for ten consecutive trading days. To regain compliance, we sought and received approval from our stockholders to effectuate a 1-for-20 reverse split of our Common Stock that became effective September 26, 2001, resulting in recompliance by the Nasdaq deadline. However, subsequent to the reverse split, our stock has, at various times, traded close to the $1.00 per share minimum standard, and we cannot assure you that the market price will continue to meet Nasdaq minimum standards in the future. In addition to the price requirement, in the absence of sustained profitability, we must also meet at least one of the two following additional standards to maintain our Nasdaq listing; (i) maintenance of tangible net worth at $2 million or greater or stockholders’ equity at $2.5 million or greater, or (ii) maintenance of a market capitalization figure in excess of $35 million as measured by market prices for trades executed on Nasdaq. On July 12, 2001, Nasdaq notified us that we were deficient with respect to both these additional standards based on our balance sheet as of April 1, 2001. On August 10, 2001, we were advised by the Nasdaq staff that, based on updated information, we had reestablished compliance with the $35 million market capitalization standard. However, the subsequent decline in the price of our Common Stock resulted in another deficiency notice from Nasdaq on August 30, 2001. In December 2001, we were notified by Nasdaq that we had reestablished compliance under the additional compliance requirements. This recompliance was based on improvements in our stockholders’ equity. There can be no assurances that we will be able to maintain compliance with respect to this or other maintenance requirements in the future. If we fail to meet the maintenance requirements, our Common Stock could be delisted, which would eliminate the primary market for your shares of Common Stock, and you may not be able to sell such shares at an acceptable price, if at all. In addition, our Common Stock would come within the definition of “penny stock” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and be covered by Rule 15g-9 of the Exchange Act. That Rule imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. Consequently, Rule 15g-9, if it were to become applicable, would affect the ability or willingness of broker-dealers to sell our securities and therefore would affect the ability of stockholders to sell their securities in the public market and our ability to obtain financing for our business plans.

If we are not able to commercialize our technology, our business, results of operations and financial condition will be materially adversely affected.    Since commencing operations, we have developed technology, principally under government research contracts, for various defense-based applications. We have been implementing a fundamental shift in our business over the past several years to broaden our focus to include commercial exploitation of our technology. This shift has been manifested by the purchase and later shut down of the IBM cubing line, the “carve-out” of the Novalog, MSI, RedHawk and iNetWorks subsidiaries and the development of various stacked-memory products intended for military, aerospace and commercial markets. While these changes have developed new revenue sources, they have not yet resulted in sustained consolidated profitability to date, and a majority of our consolidated revenues for the year ended September 30, 2001 and for the 26 weeks ended March 31, 2002 were still generated from contract research and development. We cannot assure you that any of our present and contemplated future products will achieve broad market acceptance in commercial marketplaces, and our failure to do so will likely result in a material adverse effect on our business, results of operations and financial condition.

If a significant amount of our securities are sold, the price of our common stock would likely be adversely affected.    We have registered 1,555,707 shares of our common stock for re-sale pursuant to the registration statement of which this prospectus is a part. As of June 25, 2002, we had approximately 6,850,155 shares of common stock outstanding, of which approximately 4.8 million shares were freely tradeable (other than restrictions imposed upon our affiliates). An additional 1.0 million shares were subject to contractual restrictions on trading, but become freely tradeable upon the expiration of the contractual restrictions. These restrictions expire with respect to 300,000 shares in October 2002 and 700,000 shares in November 2002. The amount of shares being registered hereby will represent approximately 32% of the freely tradeable shares as of June 25, 2002. Since these shares, along with the contractually-restricted shares, are significantly greater in number than the daily average trading volume of our shares, if the selling stockholders (or the holders of the contractually-restricted shares) were to sell a significant amount of our Common Stock in the public market, the market price of our Common Stock would likely be significantly adversely affected.

Our equity and voting interests in our subsidiaries may become significantly diluted.    The financing of our Novalog and RedHawk subsidiaries to date have involved significant sales of minority equity interests in those subsidiaries. While we have repurchased a substantial portion of the minority equity interests of Novalog, we do not now have sufficient discretionary capital to continue this practice with respect to Novalog or any other subsidiary. Since we have elected to significantly reduce our expenditures related to our subsidiaries, our subsidiaries are independently seeking to sell additional equity interests to finance at least some portion of their business plans. Such additional financing may not be available on acceptable terms, it at all. Our ability to enjoy the benefits of any potential increase in value on the part of our subsidiaries can be greatly reduced by third-party financings. This is true both because of reduced equity interests in the subsidiaries and because our control of such subsidiaries is lessened or eliminated. Significant third-party investment in our subsidiaries will likely result in third-party investors receiving subsidiary board representation and/or protective covenants that could result in our losing voting control of the subsidiaries. In certain circumstances, it is possible that we or our subsidiaries could experience very substantial transaction costs or “break-up” fees in connection with efforts to obtain financing. Third-party financings of subsidiaries will inherently complicate our fiduciary and contractual obligations and could leave us more vulnerable to potential future litigation. The outcome of litigation is inherently unpredictable, and even the costs of prosecution could have a materially adverse effect on our results of operations.

We depend on a limited number of customers.    Our existing product sales have largely been derived from our Novalog subsidiary, which is heavily dependent upon sales to a limited number of OEMs. A significant portion of Novalog’s product sales in fiscal 2000 and fiscal 2001 were derived from sales for use in products of Palm Computing. As such, the decline in Palm’s business during fiscal 2001 was a primary cause of the 28.5% decline in Novalog’s sales for that period and the approximately 65% decline in Novalog’s sales for the first 26 weeks of fiscal 2002 versus the comparable period of fiscal 2001. The planned business models of our MicroSensors and iNetWorks subsidiaries have similar expected dependencies. Disruption of any of these relationships could materially and adversely affect our consolidated revenues and results of operations.

We depend on defense contract revenues.    Although we have been shifting our focus to include the commercialization of our technology, we expect to continue to be dependent upon research and development contracts with federal agencies and their contractors for a substantial portion of our revenues for the foreseeable future. General political and economic conditions, which cannot be accurately predicted, directly and indirectly affect the quantity and allocation of expenditures by federal agencies. Even the timing of incremental funding commitments to existing, but partially funded, contracts can be affected by such factors. Therefore, cutbacks or re-allocations in the federal budget could have a material adverse impact on our results of operations as long as research and development contracts remain an important element of our business. Obtaining government contracts may involve long purchase and payment cycles, competitive bidding, qualification requirements, delays or changes in funding, budgetary constraints, political agendas, extensive specification development and price negotiations and milestone requirements. Each government agency also maintains its own rules and regulations with which we must comply and which can vary significantly among agencies. Governmental agencies also often retain some portion of fees payable upon completion of a project and collection of such fees may be delayed for several months or even years, in some instances. In addition, an increasing number of our government contracts are fixed price contracts which may prevent us from recovering costs incurred in excess of its budgeted costs. Fixed price contracts require us to estimate the total project cost based on preliminary projections of the project’s requirements. The financial viability of any given project depends in large part on our ability to estimate such costs accurately and complete the project on a timely basis. In the event our actual costs exceed the fixed contractual cost, we will not be able to recover the excess costs. Some of our government contracts are also subject to termination or renegotiation at the convenience of the government, which could result in a large decline in revenue in any given quarter. The timing of payments from government contracts is also subject to significant fluctuation and potential delay, depending on the government agency involved. Any such delay could result in a temporary shortage of working capital.

We may not be able to obtain market acceptance of our new products.    Irvine Sensors Corporation and its subsidiaries are focused on markets that are emerging in nature and potentially subject to rapid growth. Market reaction to new products in such circumstances can be difficult to predict. Many of our planned products incorporate our chip stacking technologies that have not yet achieved broad market acceptance. There can be no assurance that the present or future products of Irvine Sensors Corporation or its subsidiaries will achieve market acceptance on a sustained basis. In addition, due to our historical focus on research and development, we have a limited history of competing in the intensely competitive commercial electronics industry. As such, we cannot assure you that we will successfully be able to develop, manufacture and market additional commercial product lines or that such product lines will be accepted in the commercial marketplace.

Our business, results of operations, and financial condition may be materially adversely affected if we are not able to adequately protect or enforce our patent rights.    We

believe that our success, and that of our subsidiaries, will depend, in part, on the strength of our existing patent protection and the additional patent protection that we and our subsidiaries may acquire in the future. As of June 25, 2002, Irvine Sensors Corporation owned 47 U.S. patents and eight foreign patents and has other patent applications pending before the U.S. Patent and Trademark Office as well as various foreign jurisdictions. It is possible that any existing patents or future patents (if any) could be challenged, invalidated or circumvented, and any right granted under such patents may not provide us with meaningful protection from competition. Despite our precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, to develop similar technology independently or to design around our patents. Moreover, we may need to engage in litigation in the future to enforce our intellectual property rights or the rights of our customers, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. Such litigation could result in substantial costs and diversion of our resources and could materially and adversely affect our business, financial condition and results of operations. Furthermore, there is also no assurance that we or our subsidiaries will have the financial resources to provide vigorous defense or enforcement of our patents.

Our business, results of operations, and financial condition may be materially adversely affected if we are not able to adequately protect or enforce our proprietary information or if we become subject to infringement claims by others.    Irvine Sensors Corporation and its subsidiaries treat technical data as confidential and generally rely on internal nondisclosure safeguards, including confidentiality agreements with employees, and on laws protecting trade secrets, to protect proprietary information. We cannot assure you that these measures will adequately protect the confidentiality of the proprietary information of Irvine Sensors Corporation or its subsidiaries or that others will not independently develop products or technology that are equivalent or superior to those of Irvine Sensors Corporation or its subsidiaries. Irvine Sensors Corporation or its subsidiaries may receive in the future communications from third parties asserting that the products of Irvine Sensors Corporation or its subsidiaries infringe the proprietary rights of third parties. We cannot assure you that any such claims would not result in protracted and costly litigation. We cannot assure you that any particular aspect of the technology owned by Irvine Sensors Corporation or its subsidiaries will not be found to infringe the products of other companies. Other companies may hold or obtain patents or inventions or may otherwise claim proprietary rights to technology useful or necessary to us or our subsidiaries’ business. The extent to which we or our subsidiaries may be required to seek licenses under such proprietary rights of third parties and the cost or availability of such license, cannot be predicted. While it may be necessary or desirable in the future to obtain licenses relating to one or more proposed products or relating to current or future technologies, we cannot assure you that we or our subsidiaries will be able to do so on commercially reasonable terms.

Our proprietary information and other intellectual property rights are subject to government use.    Whatever degree of protection, if any, is afforded to us through our patents, proprietary information and other intellectual property, this protection will not extend to government markets that utilize certain segments of our technology. The government has the right to royalty-free use of technologies that we have developed under government contracts, including portions of our stacked circuitry technology. While we are generally free to commercially exploit such government-funded technologies and may assert our intellectual property rights to seek to block other non-government users thereof, we cannot assure you that we will be successful in such endeavors.

We are subject to significant competition.    We face strong competition from a wide variety of competitors, including large, multinational semiconductor design firms and aerospace firms. Most of our competitors have considerably greater financial, marketing and technological resources than we or our subsidiaries do, which may make it difficult to win new contracts or to attract strategic partners. This competition has resulted and may continue to result in declining average selling prices for our products. We cannot assure you that we or our subsidiaries will be able to compete successfully with such other companies. Certain of our competitors operate their own fabrication facilities and have longer operating histories and presence in key markets, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the promotion and sale of their products. Increased competition has in the past resulted in price reductions, reduced gross margins and loss of market share and this trend may continue in the future. We cannot assure you that we will be able to continue to compete successfully or that competitive pressures will not materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain our relationships with contract manufacturers, our operations could be materially adversely impacted.    Irvine Sensors Corporation and its subsidiaries extensively rely on contract manufacturers and do not have any long-term supply agreements with their contract manufacturers or other suppliers. Because we rely on contract manufacturers with limited capacity, we face several significant risks, including a lack of ensured supply, potential product shortages and higher prices and limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs. We cannot assure you that we or our subsidiaries will be able to cover changing manufacturing needs in the future. Failure to do so will have a material adverse impact on our operations and those of our subsidiaries.

Our business, results of operations and financial condition may be materially adversely affected by unforeseen technological advances.    Irvine Sensors Corporation and its subsidiaries are in industries characterized by continuing technological development and, accordingly, will be required to devote substantial resources to improve already technologically complex products. Many companies in these industries devote considerably greater resources to research and development than we or our subsidiaries do. Developments by any of these companies could have a materially adverse effect on us and our subsidiaries.

If we are not able to retain our key personnel, we may not be able to implement our business plan.    Irvine Sensors Corporation and its subsidiaries depend to a large extent on the abilities and continued participation of certain key employees. The loss of key employees could have a material adverse effect on our business and that of our subsidiaries. Both we and our subsidiaries have adopted employee stock option plans designed to attract and retain key employees. The value of stock option plans to the subsidiaries will be strongly tied to the timing of any future IPOs, of which there can be no assurance, and there can, accordingly, be no guarantee of the efficacy of such options in retaining key employees. Neither we nor our subsidiaries presently maintain “key man” insurance on any key employees. We believe that, as our activities and those of our subsidiaries increase and change in character, additional, experienced personnel will be required to implement our business plans and those of our subsidiaries. Competition for such personnel is intense and we cannot assure you that they will be available when required, or that we or our subsidiaries will have the ability to attract and retain them.

Our stock price has been subject to significant volatility.    The trading price of our Common Stock has been subject to wide fluctuations in the past. Since January 2000, the Common Stock has traded at prices as low as $0.77 per share and as high as $375.00 per share, after giving effect to the 1-for-20 reverse stock split in September 2001. We may not be able to increase or sustain the current market price of our Common Stock in the future. As such, you may not be able to resell your shares of Common Stock at or above the price you paid for them. The market price of the Common Stock could continue to fluctuate in the future in response to various factors, including, but not limited to:

•	quarterly variations in operating results;

•	our ability to control costs and improve cash flow;

•	announcements of technological innovations or new products by us or our competitors;

•	changes in investor perceptions;

•	new products or product enhancements by us or our competitors; and

•	changes in earnings estimates or investment recommendations by securities analysts.

The stock market in general has continued to experience volatility, which has particularly affected the market prices of equity securities of many high technology companies. This volatility has often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our Common Stock. In the past, companies that have experienced volatility in the market price of their securities have been the subject of securities class action litigation. We are currently subject to class action lawsuits that could result in substantial losses and divert management’s attention and resources from other matters.

Our international operations are subject to many inherent risks, any of which may adversely affect our business, financial condition and results of operations.    Approximately 10% of our consolidated total revenues in the year ended September 30, 2001 and for the 26 weeks ended March 31, 2002 was derived from sales outside the United States. In the future, we intend to continue to expand our international business activities. International operations are subject to many inherent risks that may adversely effect our business, financial condition and operating results, including:

•	political, social and economic instability;

•	trade restrictions;

•	the imposition of governmental controls;

•	exposure to different legal standards, particularly with respect to intellectual property;

•	burdens of complying with a variety of foreign laws;

•	import and export license requirements and restrictions of the United States and each other country in which we operate;

•	unexpected changes in regulatory requirements;

•	foreign technical standards;

•	fluctuations in currency exchange rates;

•	difficulties in managing foreign operations and collecting receivables from foreign entities; and

•	potentially adverse tax consequences.

We may be subject to additional risks.    The risks and uncertainties described above are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business operations.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Pursuant to the SEC rules, this prospectus, which forms a part of the registration statement, does not contain all of the information in such registration statement. You may read or obtain a copy of the registration statement from the SEC in the manner described above.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The documents we incorporate by reference are:

1.  Our Annual Report on Form 10-K for the fiscal year ended September 30, 2001 filed with the SEC on December 31, 2001, as amended by our Annual Report on Form 10-K/A filed on January 25, 2002;

2.  Our Quarterly Report on Form 10-Q for the quarter ended December 30, 2001 filed with the SEC on February 13, 2002;

3.  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed with the SEC on May 3, 2002;

4.  Our definitive Proxy Statement filed with the SEC on April 1, 2002 in connection with our 2002 Annual Meeting of Stockholders held on May 7, 2002;

5.  Our Current Report on Form 8-K filed with the SEC on May 3, 2002;

6.  Our Current Report on Form 8-K filed with the SEC on January 10, 2002;

7.  Our Current Report on Form 8-K filed with the SEC on October 1, 2001; and

8.  The description of our Common Stock contained in our Registration Statement on Form 8-A, filed with the SEC on October 12, 1982 pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

In addition, we incorporate by reference all reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering and all such reports and documents will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference. Requests for documents should be submitted in writing to the Secretary, at Irvine Sensors Corporation, 3001 Red Hill Avenue, Costa Mesa, California 92626, or by telephone at (714) 549-8211.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in “Risk Factors” above and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

The shares of Common Stock offered by this prospectus will be sold by the selling stockholders, and the selling stockholders will receive all of the proceeds from sales of such shares. We will not receive any proceeds from sales of the shares offered by this prospectus.

SELLING STOCKHOLDERS

The following table sets forth the number of shares of our Common Stock beneficially owned by the selling stockholders as of June 25, 2002, based on the selling stockholders’ representations regarding their ownership. We cannot estimate the number of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may sell all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. Except as indicated in this section, we are not aware of any material relationship between us and a selling stockholder within the past three years other than as a result of a selling stockholder’s beneficial ownership of our Common Stock.

Selling Stockholder	Beneficially Owned Prior to Offering		Number of Shares Being Offered in Offering(2)
	Number of Shares	Percent(1)
Stonestreet L.P.(3)	585,000	8.4%	585,000
Alpha Capital AG(3)	325,000	4.7	325,000
BiCoastal Consulting Corp.(3)	200,000	2.8	200,000
Delphi Engineering Group(4)	4,000	*	4,000
Preston Assets Management(5)	70,000	1.0	45,000
Wolfgang Seidel(6)	57,350	*	25,000
Mark F. Hubbard(7)	70,000	1.0	70,000
BBNT Solutions, LLC(8)	278,707	4.1	278,707
Seth Kaplan(9)	23,000	*	23,000

*	Represents beneficial ownership of less than 1.0% of the outstanding shares of Common Stock.
(1)	Based on 6,850,155 shares of Common Stock outstanding on June 25, 2002.
(2)
This table assumes that all shares owned by a selling stockholder which are offered by this prospectus are being sold. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed sale of shares. Each selling stockholder also may offer and sell less than the number of shares indicated. No selling stockholder is making any representation that any shares covered by this prospectus will or will not be offered for sale.

(3)
Stonestreet LP and Alpha Capital AG acquired the shares held by them and offered by this prospectus in a private placement pursuant to a Securities Purchase Agreement dated as of May 29, 2002, between us and each of StoneStreet and Alpha Capital. Pursuant to this agreement, we issued StoneStreet and Alpha Capital an aggregate of 700,000 shares of our Common Stock, warrants to purchase up to an additional 210,000 shares of our Common Stock, and warrants to purchase up to an additional 70,000 shares of the Common Stock of iNetWorks Corporation. The shares of iNetWorks Corporation issuable upon the exercise of those warrants are not covered by this prospectus and have not been registered. In addition, we issued BiCoastal Consulting Corp. warrants to purchase up to 200,000 shares of our Common Stock as partial consideration for assisting us with this financing. We agreed to effect a shelf registration (of which this prospectus is a part) to register all of these shares (other than the shares of iNetWorks Common Stock) in order to permit Stonestreet, Alpha Capital and BiCoastal Consulting Corp. to sell these shares from time to time in the public market or in privately-negotiated transactions.

(4)	The 4,000 shares of Common Stock which may be sold by Delphi Engineering Group were issued by us to Delphi Engineering in connection with a settlement agreement dated as of March 18, 2002.
(5)
The 45,000 shares of Common Stock which may be sold by Preston Assets Management pursuant to this prospectus are issuable upon the exercise of warrants that we issued on March 7, 2002 and on June 19, 2002 in connection with a loan in the aggregate amount of $50,000.

(6)
The 25,000 shares of Common Stock which may be sold by Wolfgang Seidel pursuant to this prospectus are issuable upon the exercise of warrants that we issued on March 16, 2002 in connection with a loan in the aggregate amount of $50,000. The loan does not bear interest and matured on May 30, 2002. Mr. Seidel is a director of Irvine Sensors Corporation. His beneficial holdings include 40,000 shares issuable pursuant to warrants and 5,500 shares issuable pursuant to options exercisable within sixty days of June 25, 2002.

(7)
The 70,000 shares of Common Stock which may be sold by Mr. Hubbard pursuant to this prospectus are issuable upon exercise of warrants that we issued on April 4, 2002 and on June 21, 2002 in connection with a loan in the aggregate amount of $100,000.

(8)
The shares of Irvine Sensors Corporation Common Stock which may be sold by BBNT Solution, LLC pursuant to this prospectus were acquired in connection with a Settlement Agreement dated as of June 24, 2002 between us, BBNT and iNetWorks Corporation, our subsidiary, in exchange for the cancellation of debt in the amount of $500,000.00 owed by iNetWorks to BBNT. As part of this Settlement Agreement, we agreed to include the shares issued to BBNT in this shelf registration (of which this prospectus is a part).

(9)
The shares of Irvine Sensors Corporation Common Stock which may be sold by Seth Kaplan pursuant to this prospectus are issuable upon the exercise of warrants that we issued on June 25, 2002 in connection financial consulting services provided by Mr. Kaplan.

We have agreed to prepare and file any amendments and supplements to the registration statement relating to these shares as may be necessary to keep the registration statement effective until such time as all of the shares covered by this prospectus have been sold or until all of such shares may be sold pursuant to an exemption from registration.

This prospectus also covers any additional shares of our Common Stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of Common Stock.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker–dealer solicits purchasers;

•	block trades in which the broker–dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker–dealer as principal and resale by the broker–dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker–dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker–dealers engaged by the selling stockholders may arrange for other brokers–dealers to participate in sales. Broker–dealers may receive commissions or discounts from the selling stockholders (or, if any broker–dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the Shares or common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker–dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker–dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares. The selling stockholders will each bear their own fees and expenses, including but not limited to, the fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The legality of the shares offered hereby will be passed upon for Irvine Sensors Corporation by Brobeck, Phleger & Harrison LLP, Irvine, California.

EXPERTS

Grant Thornton LLP, independent certified public accountants, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K/A for the year ended September 30, 2001, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Grant Thornton LLP’s report, given on their authority as experts in accounting and auditing.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

IRVINE SENSORS CORPORATION

1,555,707 Shares
of
Common Stock

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the various costs and expenses to be paid by us with respect to the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the SEC registration fee. In addition, Irvine Sensors Corporation may be charged additional listing fees by the Nasdaq SmallCap Market upon issuance of the shares being offered by this prospectus.

SEC Registration Fee	$209
Printing Expenses	2,000
Legal Fees and Expenses	10,000
Accounting Fees and Expenses	5,000
Miscellaneous	2,500

Total	$19,709

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

Item 15.     Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, Irvine Sensors Corporation can indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Irvine Sensors Corporation’s bylaws provide that Irvine Sensors Corporation will indemnify its directors and officers to the fullest extent permitted by law and require Irvine Sensors Corporation to advance litigation expenses upon receipt by Irvine Sensors Corporation of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The bylaws further provide that rights conferred under such bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Irvine Sensors Corporation’s certificate of incorporation provides that, under Delaware law, its directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to Irvine Sensors Corporation and its stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to Irvine Sensors Corporation or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Irvine Sensors Corporation has entered into agreements to indemnify its directors, the directors of certain of its subsidiaries and certain of its officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements, among other things, indemnify Irvine Sensors Corporation’s directors and certain of its officers for certain expenses, attorneys’ fees, judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of Irvine Sensors Corporation, on account of services as a director or officer of Irvine Sensors Corporation, or as a director or officer of any other company or enterprise to which the person provides services at the request of Irvine Sensors Corporation.

Item 16.    Exhibits

Exhibit Number
4.1	Specimen of Common Stock certificate (Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 29, 1991).

4.2	Securities Purchase Agreement dated as of May 29, 2002 between Irvine Sensors Corporation, Alpha Capital AG and Stonestreet LP.

4.3	Form of Warrants issued to Preston Assets Management, Wolfgang Seidel and Mark F. Hubbard.

5.1	Opinion of Brobeck, Phleger & Harrison LLP.

23.1	Consent of Independent Certified Public Accountants.

23.2	Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature page).

Item 17.     UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering price may be reflected in the form of prospectus filed with the SEC under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with the SEC by us pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of Irvine Sensors Corporation’s Annual Report under Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Irvine Sensors Corporation pursuant to the foregoing provisions, or otherwise, Irvine Sensors Corporation has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Irvine Sensors Corporation of expenses incurred or paid by a director, officer or controlling person of Irvine Sensors Corporation in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Irvine Sensors Corporation will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on the 27th day of June, 2002.

IRVINE SENSORS CORPORATION

By:	/s/ JOHN J. STUART, JR.
John J. Stuart, Jr. Chief Financial Officer and Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned officers and directors of Irvine Sensors Corporation, a Delaware corporation, do hereby constitute and appoint Robert G. Richards and John J. Stuart, Jr. and each of them, their lawful attorneys-in-fact and agents with full power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and any one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or any one of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated. Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT G. RICHARDS Robert G. Richards	Chief Executive Officer (principal executive officer) and Director	June 27, 2002

/s/ MEL R. BRASHEARS Mel R. Brashears	Chairman of the Board	June 27, 2002

/s/ JOHN J. STUART, JR. John J. Stuart, Jr.	Chief Financial Officer (principal financial officer)	June 27, 2002

Signature	Title	Date

/s/ MARC DUMONT Marc Dumont	Director	June 27, 2002

/s/ THOMAS M. KELLY Thomas M. Kelly	Director	June 27, 2002

/s/ MAURICE C. INMAN, JR Maurice C. Inman	Director	June 27, 2002

/s/ WOLFGANG SEIDEL Wolfgang Seidel	Director	June 27, 2002

/s/ VINCENT F. SOLLITTO, Jr. Vincent F. Sollitto, Jr.	Director	June 27, 2002

INDEX OF EXHIBITS

Exhibit Number
4.1	Specimen of Common Stock certificate (Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 29, 1991).

4.2	Securities Purchase Agreement dated as of May 29, 2002 by and between Irvine Sensors Corporation, Alpha Capital AG. and Stonestreet LP.

4.3	Form of Warrants issued to Preston Assets Management, Wolfgang Seidel and Mark F. Hubbard.

5.1	Opinion of Brobeck, Phleger & Harrison LLP.

23.1	Consent of Independent Certified Public Accountants.

23.2	Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature page).